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3/11/03

SEC 03014639 COMMISSION
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SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2003 WASH. D.C. 187 SECTION

SEC FILE NUMBER
8- 52908

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dinosaur Securities, L. L. C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

56 Harrison Street, Suite 404
(No. and Street)

New Rochelle, NY 10801
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn Grossman (914) 738-5200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name — if individual, state last, first, middle name)

100 Jericho Quadrangle, Suite 236, Jericho, NY 11753
(Address) (City) (State) Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Grossman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dinosaur Securities, L. L. C., as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

VENISHA R MCBEAN
Notary Public - State of New York
NO. 01MC6073485
Qualified in Bronx County
My Commission Expires 4/22/06

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DINOSAUR SECURITIES, L. L. C.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2002

DINOSAUR SECURITIES, L. L. C.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2002

CONTENTS

	Page
Facing page to Form X-17A-5	2A
Affirmation of President	2B
Independent Auditors' Report	3
FINANCIAL STATEMENTS:	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Members' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 10
SUPPLEMENTARY SCHEDULES:	
Information relating to the possession or control requirements under Rule 15c3-3	11
Computation of net capital pursuant to Rule 15c3-1	12
Independent auditors' report on internal control structure	13 - 14

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

Dinosaur Securities, L. L. C.
New Rochelle, New York

We have audited the accompanying statement of financial condition of Dinosaur Securities, L. L. C. as of December 31, 2002, and the related statements of operations, changes in members' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dinosaur Securities, L. L. C. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Associates LLP

Jericho, New York
February 10, 2003

DINOSAUR SECURITIES, L. L. C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 173,936
Concessions receivable	180,000
Due from clearing firm	631,423
Clearing firm deposit	260,272
Marketable debt security, at market value	284,661
Due from affiliated company	16,000
Total assets	$1,546,292

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Commissions payable	$ 958,101
Accounts payable and accrued expenses	51,666
Loan payable – member	62,500
Total liabilities	1,072,267
Commitment (see notes)	
Members' equity	474,025
Total liabilities and members' equity	$1,546,292

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	
Commission income	$1,485,125
Investment banking	900,000
Interest and other income	104,823
Net investment losses	(282,309)
	2,207,639
Expenses	
Compensation and benefits	1,450,990
Clearing and execution	806,711
Communications and occupancy	33,077
Other operating expenses	268,786
Interest expense	43,525
	2,603,089
Net loss	$ (395,450)

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

BALANCES, January 1, 2002	$ 252,112
Capital contributions	617,363
Net loss for the year	(395,450)
BALANCES, December 31, 2002	$ 474,025

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Increase (decrease) in cash and cash equivalents	
Cash flows from operating activities	
Net loss	$ (395,450)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,786
(Increase) decrease in operating assets:	
Concessions receivable	(180,000)
Due to/from clearing firm	(1,068,420)
Clearing firm deposit	(4,387)
Marketable debt security, at market value	186,907
Due from affiliated company	(16,000)
Increase in operating liabilities:	
Commissions payable	958,101
Accounts payable and accrued expenses	17,793
Total adjustments	(104,220)
Net cash used in operating activities	(499,670)
Cash flows from financing activities	
Capital contributions	617,363
Decrease in loan payable - related party	(22,863)
Increase in loan payable – member	62,500
Net cash provided by financing activities	657,000
Net increase in cash and cash equivalents	157,330
Cash and cash equivalents at January 1, 2002	16,606
Cash and cash equivalents at December 31, 2002	$ 173,936
SUPPLEMENTAL INFORMATION:	
Cash paid during the year for:	
Interest	$ 43,525

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - DESCRIPTION OF BUSINESS

Dinosaur Securities, L. L. C. (the "Company") is a Delaware limited liability company located in New Rochelle, New York. The Company became a member of the National Association of Securities Dealers ("NASD") on March 9, 2001, and commenced operations on that date as a securities broker-dealer. Operations consist primarily of the execution of securities trades for customers on an agency and riskless principal basis. The Company clears all customer transactions on a fully disclosed basis through an independent clearing firm, and does not hold customer funds or safekeep customer securities.

NOTE 2 - CONCESSIONS RECEIVABLE

In November 2002, the Company earned $180,000 in sales concessions from participation in an underwriting syndicate. Due to a thirty-day penalty period associated with the underwriting, the receivable was not due and payable until January 2003. The Company subsequently received full payment. As of December 31, 2002, the receivable had aged over thirty days, which required the Company to account for the receivable as a nonallowable asset in its calculation of net capital.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenue and expenses on a trade date basis. Investment banking revenues consist of sales concessions.

Depreciation of fixed assets is provided on a straight-line basis over the estimated useful life of the respective assets.

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2002 consist of money market funds.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES - continued

As an LLC, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The members of the Company report their proportionate share of membership taxable income or loss in their respective income tax returns.

NOTE 4 - CLEARING FIRM DEPOSIT

The Company's deposit with its clearing firm consists of a U. S. Treasury bill, principal amount $260,000 maturing in January 2003 (market value at December 31, 2002: $259,929), and money market funds in the amount of $343.

NOTE 5 - MARKETABLE DEBT SECURITY, AT MARKET VALUE

At December 31, 2002, the Company owned a Brazilian government bond valued at $284,661.

NOTE 6 - MEMBERS' EQUITY

The Company has three classes of membership:

Class M interests are entitled to elect a majority of the Company's board of directors. Class C interests differ from Class M interests principally with respect to voting rights. Class E units have been reserved for the issuance of employee options. The number of issuable Class E units cannot presently exceed 10% of the aggregate ownership interest in the Company. Class E members do not have voting rights. As of December 31, 2002, the Company has not issued any options to purchase Class E units. All classes share in the allocation of Company profits and losses, and distributions to the same extent.

During 2002, the Company's managing member purchased 152,000 Class M units and 1,052,000 Class C units for total consideration of $617,363.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company executes, as agent or principal, securities transactions on behalf of its customers. If either the customer or a counter-party fails to perform, the Company

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK – continued

may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. At December 31, 2002, the Company was not a party to any unsettled securities transactions.

NOTE 8 - RELATED PARTY TRANSACTIONS

At December 31, 2002, the Company was owed $16,000 from an entity owned by the Company's managing member. The loan is non-interest bearing and due on demand.

At December 31, 2002, the Company owed $62,500 to the Company's managing member. The loan is non-interest bearing and due September 30, 2003. The parties have entered into an agreement subordinating the principal balance to the claims of general creditors. Such agreement has not been submitted for NASD approval; accordingly, the liability is not included in firm capital.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital and net capital requirements of $197,552 and $67,351, respectively. The Company's ratio of aggregate indebtedness to net capital was 5.11 to 1.

NOTE 10 - SUBSEQUENT EVENT

In February 2003, the Company entered into a five-year lease for a Manhattan branch office. Base rent will be approximately $7,000 per month with annual escalations.

SUPPLEMENTARY SCHEDULES

DINOSAUR SECURITIES, L. L. C.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2002

The Company claims exemption from the requirements of Rule 15c3-3, under section (k) (2) (ii) because as an introducing broker-dealer it clears all transactions with and for customers on a fully disclosed basis with its clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all of the accounts of such customers and maintains and preserves such books and records thereto.

DINOSAUR SECURITIES, L. L. C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

Computation of Net Capital

Members' equity		$ 474,025
Nonallowable assets:		
Concessions receivable over 30 days		180,000
Due from affiliated company		16,000
		196,000
Net capital before haircuts on securities		278,025
Haircuts on securities:		
Money market funds	$ 2,995	
Debt security	42,699	
Undue concentration	34,779	80,473
Net capital		197,552
Minimum capital requirement - the greater of $5,000 or 6.67% of aggregate indebtedness of $1,009,767		67,351
Excess net capital		$ 130,201
Ratio of aggregate indebtedness to net capital		5.11 to 1
Schedule of aggregate indebtedness:		
Commissions payable		$ 958,101
Accounts payable and accrued expenses		51,666
Total aggregate indebtedness		$1,009,767
Reconciliation with the Company's unaudited net capital computation:		
Net capital, as reported in the Company's FOCUS Part IIA as of December 31, 2002		$ 373,040
Increase in nonallowable assets		(180,000)
Other audit adjustments – net		4,512
Net capital per above		$ 197,552

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Dinosaur Securities, L. L. C.
New Rochelle, New York

In planning and performing our audits of the financial statements of Dinosaur Securities, L. L. C. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions

are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Jericho, New York
February 10, 2003